March 12, 2012

Ms. Tia Jenkins
Senior Assistant Chief Accountant
UNITED STATES SECURITY AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:         Cord Blood America, Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2011
Filed November 14, 2011
File No. 000-50746

Dear Ms. Jenkins:

We reviewed your February 14, 2012 letter (“Letter”) containing comments to Cord Blood America, Inc.’s (the “Company”) 10-Q/A filed with the Commission on November 14, 2011. Please find our response to your comments below.

Comments and Responses

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Financial Statements

Note 4. Commitments and Contingencies, page 16

Comment 1
We note that in August 2011 you settled with Ironridge Global IV Ltd regarding the claims relating to amount due for services rendered in the amount of $260,695. Please tell us how you analyzed the contingency disclosure requirements of ASC 450-20-50-3 at June 30, 2011 and September 30, 2011 in regard to the claims and settlement with Ironridge Global IV, Ltd and the basis for your conclusion that no disclosure was required for the interim period(s). Revise your disclosures as necessary.

Response to Comment1
In August 2011, CBAI entered into a settlement agreement with Ironridge Global IV Ltd (“Ironridge”), holder of rights to claims of certain creditors of CBAI, with balances amounting to $260,695, in exchange for shares of CBAI. The settlement agreement provides for CBAI to issue 7,000,000 shares to Ironridge as payment for their pay off of the $260,695 to CBAI creditors (plus a minimum amount of legal fees), subject to adjustment based on the average volume weighted average price of CBAI shares during the time period from the date in which the 7,000,000 shares were received by Ironridge and the date that the total dollars of volume of CBAI stock traded hits a specified threshold, as defined in the agreement. At the end of the calculation period, CBAI may owe Ironridge additional shares, or Ironridge may be required to provide a certain portion of the 7,000,000 shares back to CBAI for cancellation.

As it pertains to the June 30, 2011 10-Q, disclosure of this transaction was not required in accordance with ASC 450-20-50-3 as this transaction does not meet the definition of a contingency. We had not entered into this agreement, and the entire $260,695 was included in the accounts payable balance on the June 30, 2011 balance sheet.

As it pertains to the September 30, 2011 10-Q, CBAI recorded the value of the shares at $286,202 and determined that there was no need for disclosure in accordance with ASC 450-20-50-3 as the additional value of the shares of $101,200 ($387,402 value (see response to comment #2) less the $286,202) was deemed immaterial, as it is a non-cash expense that represents 2.6% of the net loss for the nine months ended September 30, 2011.

We do not believe that a revision to the disclosures in the June 30, 2011 10-Q or the September 30, 2011 10-Q is necessary.

Comment 2
In connection with the above comment, we note that you issued to Ironridge Global IV, Ltd 7,000,000 and 2,179,018 shares on August 17, 2011 and November 4, 2011, respectively, to settle the claim. Considering the claim for services rendered was $260,695 and the fair values of shares issued in settlement appear to significantly exceed the claim, tell us the basis for the valuation of the shares issued and how it is appropriate. Revise and reconcile your disclosures as appropriate. In addition, please disclose management’s process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Response to Comment 2
The company recorded the issuance of the 7,000,000 shares of common stock to Ironridge in August 2011.  The agreement calls for the number of shares to be adjusted (upward or downward) depending on the future trading price of the stock.  The 7,000,000 shares were, in essence, akin to a refundable deposit.  The final number of shares and the value of the stock were established using the volume weighted average price for a period that would give a fair representation of the value of the shares, and such period was from August 31, 2011 to October 3, 2011 (based on the calculation period in the agreement).  During that period, the volume weighted average price of CBAI stock was $0.0427.  We believe this price is representative of the value.  The final adjustment was determined on October 3, 2011, resulting in an additional 2,179,018 shares being issued.

We recorded the 7,000,000 shares issued in August at $286,202.  The final determination of the shares occurred on October 3, 2011, which is only 3 days after September 30, 2011.  The total value of the 9,179,018 shares issued is $387,402 (see attached calculation).  After further consideration, we believe the total consideration of $387,402 should have been recorded at September 30, 2011, representing an extra charge of $101,200.  Our loss totaled $3,829,385 for the nine months ended September 30, 2011.  $101,200 represents 2.6% of our net loss therefore, we don’t believe our financial statements at September 30, 2011 are misleading, and therefore we don’t believe a restatement of our 10Q is necessary.  However, we will make this adjustment and reference where appropriate Ironridge’s claims in the 10K.

Comment 3
We note the various types of contingencies disclosed in this section. Tell us how you considered the disclosure requirements of ASC 450-20-50-3 as of June 30, 2011 and September 30, 2011, relating to the amount or range of reasonably possible losses to which you are exposed relating to other claims. If such range cannot be estimated or is not material to the financial statements, state so. Revise your disclosures as appropriate.

Response to Comment 3
Contingencies at June 30, 2011 include:

Cryo-cell International
This contingency relates to actions and complaints being filed against CBAI in relation to a non-binding letter of intent for acquisition. While management believed there was a remote chance of a loss or additional loss, management felt it was material to the users of the financial statements to understand the status of their intent for acquisition. As such, disclosure of the nature of the contingency and the Company’s intent to continue to defend itself vigorously was made. ASC 450-20-50-3 does not apply. Please also note that on September 16, 2011, the Court signed a Final Order dismissing the case.

JMJ Financial and Third Party
This contingency relates to breach of contract with 2 parties due to the DWAC system not being available.

As it pertains to the breach with JMJ Financial, a settlement agreement was entered into in February 2011 for a total amount of $671,386. As of June 30, 2011 and September 30, 2011, the entire $671,386 was included in the note payable balance, which was disclosed at both periods. Once the settlement agreement was entered into in February 2011, no additional contingencies existed and as such disclosures in accordance with ASC 450-20-50-3 do not apply.

As it pertains to the breach with the Third Party, a settlement agreement was entered into in January 2011 providing for liquidated damages to be calculated as defined in the agreement based the number of common shares of CBAI that the Third Party has sold into the market since the breach occurred, and on all shares held by the Third Party the date the DWAC “chill” is lifted. In accordance with ASC 450-20-50-3, management disclosed the nature of this contingency, how future liquidated damages to be due are to be calculated, and accrued (and disclosed such accrual) for the amounts known that were paid subsequent to period-end relating to this. Management was unable to estimate the range of additional loss, however, such range was deemed to be immaterial. Subsequent to June 30, 2011, no additional amounts have been paid or became due under this agreement. The DWAC “chill” was lifted in November 2011 and no additional damages are due under this agreement. As such, we do not believe that revision to this disclosure in the June 30, 2011 10-Q or the September 30, 2011 10-Q is necessary.

BioCells
In connection with the acquisition of the Argentinian subsidiary (BioCells) during the year, CBAI possibly owed additional sums (or could receive an amount of sums paid in connection with the acquisition) back, based on the results of the net earnings of the subsidiary in 2010 and 2011. Management assessed the fair value of the contingent payment at $250,000, and accrued this amount in accordance with ASC 805-30-25-5 through 25-7. ASC 450-20-50-3 does not apply to contingent losses recognized at the acquisition date in a business combination. As such, we do not believe that revision to this disclosure in the June 30, 2011 10-Q or the September 30, 2012 10-Q is necessary.

Contingencies at September 30, 2011 include:

Lindsay Bays
This contingency relates to a customer filing a case against CBAI. Management believes there is a remote possibility of any loss relating to this case and as such, the disclosure requirements of ASC 450-20-50-3 are not applicable.

JMJ Financial and Third Party
See above.

BioCells
See above.

Overall, revision of such disclosures in the June 30, 2011 10Q and the September 31, 2011 10Q are not deemed necessary.

We acknowledge that;

1.  We are responsible for the adequacy and accuracy of the disclosure in the filing,

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

3.  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 702.914.7250.

Sincerely,

Matthew L. Schissler
Chairman and Chief Executive Officer

ATTACHMENT - CALCULATION OF VALUE OF SHARES

Total Payables to be paid off by Ironridge		$260,695.00
Legal fees incurred by Ironridge		$10,486.20
Costs to be paid by CBAI in stock per Agreement		$271,181.20

per Bloomberg.com Stock Quote
CBAI share price on 8/17/2011	$0.11

Calculation for total # of shares to give to Ironridge, per Agreement is:
$Value to be paid by CBAI in stock
Divided by:
70% x Avg VWAP over Calculation Period

To calculate the fair value of the total shares CBAI should give to Ironridge on the date of the Agreement:
$Value to be paid by CBAI in stock
Divided by:		$271,181.20
CBAI share price 8/17/11	$0.11
x 70%	70%	$0.0770

# of CBAI stock expected to issue on 8/17/11		3,521,834
CBAI share price on 8/17/11		$0.11
Estimated Value of shares to be issued on 8/17/11		$387,401.74